                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2010

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA SHAREHOLDERS’ MEETING HELD

2009 Financial Statements Approved

Employee Equity Initiatives Approved

Mauro Sentinelli Nominated Board Member

Appointment of PricewaterhouseCoopers S.p.A.as External Auditors for the Period 2010-2018

Rozzano (MI), 29 April 2010

The Telecom Italia Shareholders' Meeting was held today in ordinary and extraordinary session, chaired by Gabriele Galateri di Genola.

In ordinary session, the Shareholders’ Meeting:

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approved Telecom Italia S.p.A.’s Financial Statements for the 2009 financial year and resolved to distribute a dividend of 5 euro cents per ordinary share and 6.1 euro cents per savings share. The dividend shall be paid out from 27 May 2010, ex-coupon on 24 May 2010;

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approved the equity initiatives: the “2010-2014 Public Shareholding Plan for Employees” and the “2010-2015 Long Term Incentive Plan”, reserved for selected managers, described in the relevant information documentation published on 13 April 2010;

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nominated Mauro Sentinelli as Member of the Board of Directors, to take the place of Stefano Cao who resigned at the end of 2009. Mauro Sentinelli will be a Board Member for the remainder of the term of office of the currently serving Board of Directors (and thus, until the approval of the accounts at 31 December 2010). Taking into consideration Mr Sentinelli’s previous relationship with the Company, he does not qualify as an Independent Board Member. Mr Sentinelli’s CV is attached with this press release;

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appointed PricewaterhouseCoopers S.p.A., on the basis of a proposal by the Board of Statutory Auditors, for the auditing of the separate financial statements, the consolidated financial statements, limited auditing of the half-yearly condensed consolidated financial statements, the auditing of Form 20-F and the attestation on the internal controls in accordance with Section 404 of the Sarbanes-Oxley Act, for every financial year for the period 2010-2018.

In extraordinary session the Shareholders’ Meeting approved the amendment to article 5 of the Bylaws:

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introducing the ability to allocate profits to the employees of the Company or its subsidiaries through the issuing of shares, free of charge under art. 2349 c.c. for the implementation of the above mentioned equity initiatives and more generally to provide the Shareholders’ meeting with further operating tools;

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authorizing the Board of directors to increase the share capital in service of the said equity initiative, in part for cash by issuing ordinary shares reserved for beneficiaries, and in part free of charge, through the allocation of profit in the form of bonus shares, under the terms already described in the press release published on 25 February 2010 and better described in the relevant information documentation published on 13 April 2010.

During the Shareholders’ Meeting,  at the request of Consob, according to art.114, paragraph 5, of legislative decree n.58/1998, a copy of the following document has been distributed to all those attending the meeting and will be attached with the minutes of the Shareholders’ Meeting. For the sake of clarity, Telecom Italia confirms that it has not taken any provision in respect of the risk for income taxes discussed under 2. a) and 2. b) below.

INFORMATION AND DETAILS PROVIDED TO THE ORDINARY SHAREHOLDERS' MEETING OF TELECOM ITALIA S.P.A., AS REQUESTED BY CONSOB PURSUANT TO ARTICLE 114, PARAGRAPH 5, OF LEG. DECREE NO. 58/1998

The Telecom Italia Annual Report on Operations at 31 December 2009 refers, in Note 3 to the Consolidated Financial Statements, to a restatement due to error, under IAS 8, of revenues and costs for 2005, 2006 and 2007 regarding transactions carried out by the subsidiary Telecom Italia Sparkle. On 23 February 2010 Telecom Italia Sparkle was served with a court order as part of an ongoing criminal investigation. The order (hereinafter “Court Order”) contained allegations by the Rome Director of Public Prosecutions (hereinafter “DPP”) against certain former directors, former employees and current employees of Telecom Italia Sparkle of the offences of cross-border criminal conspiracy, tax evasion, international money laundering, reinvestment of proceeds from criminal activities and false registration of assets. The alleged offences of cross-border criminal conspiracy, international money laundering and reinvestment of proceeds from criminal activities are offences that may entail administrative liability for a corporation pursuant to Leg. Dec. 231/2001.

The above commercial transactions carried out in the period 2005-2007 with several small telecommunications operators based in the EU, refer to "Premium" telecommunications services over the Telecom Italia Sparkle network.

Internal investigation – 2007

In November 2006, the Rome Judge interviewed a number of Telecom Italia Sparkle officials, directors and employees as witnesses with knowledge of the facts with regard to an investigation on a VAT fraud alleged to have been committed by a number of Italian telecommunications operators, including the clients and suppliers identified in the Order. Subsequently, in January 2007 Telecom Italia Sparkle launched an internal investigation into contracts and commercial relations with these particular clients and suppliers. On completion of the internal investigation, which was undertaken with the assistance of independent tax consultants, in June 2007commercial relations with the above-mentioned parties were terminated for precautionary reasons. As part of the investigation, Telecom Italia assessed its VAT position and particularly the tax paid with regard to the above-mentioned commercial transactions. On the basis of information available at the time, the conclusion of the investigation was that deduction of VAT on these purchases was appropriate.

Subsequent elements

Analyses and information acquired since the Order have provided additional elements for assessment of the events under investigation and the analysis undertaken in the past, adding previously unknown information which has become available through investigations undertaken by the Rome Prosecutors, using their specific powers and faculties.

Internal investigation – 2010

Following the Court Order, the company appointed independent legal and accounting advisors to undertake a documentary investigation into activities between 2005 and 2009. The advisers’ analysis concerned contracts and relations maintained by Telecom Italia Sparkle other than those covered under the Order, referring in particular to counterparties other than major telecommunications carriers and other Telecom Italia Group companies, with a particular focus on traffic data and associated revenues, costs and payments.

Following the request of Consob dated 22 April 2010 pursuant to Article 114, paragraph 5, of Leg. Dec. 58/1998, we provide the following detailed information.

1.

The provision for tax penalties regarding the aforementioned transactions was calculated on the assumption that the company may arrive at a pre-trial settlement of the VAT liability that the Revenue Agency may claim for the so-called “carousel fraud” involving Telecom Italia Sparkle. The settlement may be obtained in accordance with the rules of the “accertamento con adesione” formula (assessment with acceptance) provided by Article 6, paragraph 2 of Leg. Dec. 218/1997. This allows the authorities and the taxpayer to come to an agreement on the taxes due following the issue of a deed of assessment. In this case the penalties are reduced to ¼ of the minimum.
The violations that could possibly be lodged by the Revenue Agency are the following:

a)

improper deduction of VAT of around €298 million, under Article 6, paragraph 6 of Leg. Dec. 471/1997, carrying a fine ranging from a minimum of 100% to a maximum of 200% of the VAT wrongly deducted;

b)

incorrect annual declaration of VAT, under Article 5, paragraph 4 of Leg. Dec. 471/1997, carrying a fine ranging from a minimum 100% to a maximum 200% of the shortfall between VAT declared and VAT due.

In the case of multiple violations the principle of “accumulated offences” dictates that the penalties for the more serious violation be applied, increased by 25%.

On this basis, should we arrive at the settlement, the total penalty would amount to around €93 million.

Depending on the precise complaint procedure to be adopted by the tax authorities, the company might be able to come to a different and more favourable form of pre-trial settlement known as “adesione al processo verbale di constatazione” (acceptance of the charges) under Article 5-bis of Leg. Dec. 218/1997. Here the law provides for the reduction of penalties to 1/8 of the minimum, provided the taxpayer agrees to fully accept the charges laid.

In this case the penalties would amount to €46 million.

We decided nevertheless to make provision for the higher possible penalty on the basis of the notification with acceptance formula, which we believe to be more likely.

The annual breakdown of provisions for taxes and penalties in millions of euro is as follows:

(Euro mln.)	Taxes	Penalties	Total
FY 2005	50	16	66
FY 2006	194	61	255
FY 2007	54	16	70

	298	93	391

2. a)

As regards the potential liability for income taxes (IRES and IRAP) mentioned in the Notes to Consolidated Statements, based on a strict interpretation of paragraphs 4) and 4-bis) of Article 14, Law 537 of 23 December 1993, the Revenue Agency might deny  the deduction of any costs paid to the suppliers of Telecom Italia Sparkle (hereinafter “the Suppliers”) in the transactions under investigation by the DPP.

Our estimation of the potential tax liabilities for direct taxes (in millions of euro) is as follows:

(Euro mln.)	IRES	IRAP	Total
FY 2005	87	14	101
FY 2006	232	37	269
FY 2007	51	8	59

	370	59	429

Besides the taxes themselves, penalties might also be applied from a minimum 100% to a maximum 200% of the amounts due.

2. b)

The company has obtained and given careful consideration to the opinions of its advisors. Taking into account the view of the tax authorities and the opinion of scholars and commentators and after due consideration of the characteristics and peculiarities of the alleged illicit transactions (properly booked in the company's accounts) the advisors believe that it is possible, though not probable, that the costs sustained by Telecom Italia Sparkle in respect of the Suppliers be ruled non-deductible. The risk is possible and not probable since these costs refer to transactions whose income has already been fully declared and taxed.
These conclusions are based on a logical and systematic reading of Article 14, paragraph 4-bis of Law 537/1993, which takes into account the close links between the disputed costs and the taxable income (IRES and IRAP), as well as the basic principles of tax law and the “ability to pay” principle in Article 53 of the Constitution.

1.

On 28 March 2010 the Guardia di Finanza - Nucleo Polizia Tributaria di Roma - I Gruppo tutela entrate opened a tax audit for Telecom Italia Sparkle in respect of the tax years 2005, 2006 and 2007.

At the end of their investigation the police will in all likelihood serve the company with a Processo Verbale di Constatazione (statement of charges) which will then be sent to the relevant offices of the Revenue Agency.

To date we have no further news to report beyond what has been presented in the 2009 Annual Report on Operations.

2.

As part of the activities carried out by Telecom Italia Sparkle following the actions of the DPP, external advisors were appointed to carry out a documentary investigation to discover whether events of the kind alleged by the DPP actually took place. Voice traffic data and the relative costs and revenues were analysed for the years 2005-2009, with particular focus on the parent Telecom Italia Sparkle. Documentary analysis, again covering the period 2005-2009, was also conducted on traffic contracts (numbering around 500), for voice traffic in particular, stipulated mainly with entities other than major communications firms but in any case established industry participants. The contracts were subject to comparative analysis (against contractual practice with other operators) and the biggest contracts were individually scrutinised and discussed.

The contracts at the centre of the ongoing criminal proceedings were excluded from the documentary investigation in order to avoid interfering in any way with the DPP's inquiries.

The analysis did not cover correspondence, e-mails or other written communications. Nor were company employees interviewed, though the advisors did talk with management for the exclusive purpose of clarifying their investigations and findings. This was partly due to restrictions imposed by the ongoing legal proceedings, as well as by labour law and privacy protection legislation. The inquiries were carried out over a period of about 5 weeks and concluded in time to allow the release of Telecom Italia Group's consolidated statements (including information on Telecom Italia Sparkle and its subsidiaries) as provided by law.

As regards voice traffic and related costs and revenues, analysis focused mainly on situations that presented similar features to those alleged by the DPP, i.e.:

(i)

high unit value traffic flows;

(ii)

traffic received from foreign counterparts and delivered to counterparts in Italy;

(iii)

high concentration traffic;

(iv)

traffic destined for countries with privileged tax regimes (destination and counterparts);

(v)

payments made in countries other than the country of domicile of the contractual counterparts, as well as to counterparts resident in countries with a risk of money laundering.

The coherence of the methods and criteria adopted to analyse voice traffic costs and revenues with the scope of the documentary investigation was confirmed by expert advice.

4. a)

With respect to the larger contracts in terms of costs and revenues, the investigation did not find any evidence that they were stipulated for other than routine business purposes.

Regarding the traffic data and relative costs and revenues, on the other hand, the advisors found cases of commercial transactions for which they were unable to give a reasonable explanation in normal technical or business terms. Specifically, they found a number of transactions, mainly in 2005, which had an impact on the revenues and costs of Telecom Italia Sparkle totalling around €52 million, of four types:

(i)

reciprocal delivery and receipt to/from other European carriers of specific volumes of similar and non-differentiable traffic destined for non-EU counterparts with equal costs and revenues;

(ii)

identical volumes of traffic received from, and delivered to, the same operator (“loop”);

(iii)

traffic with high concentration origin and destination, delivered to counterparts in Italy and destined for countries with a privileged tax regime;

(iv)

traffic received from an Italian counterpart and delivered by the company to an Italian satellite operator and partly resent to the company destined for the same Italian counterpart.

By far the most significant in terms of the restatement was type (i) (€47 million out of a total €52 million).

4. a)

As regards the provisions for risks and write-downs as a consequence of the anomalies which have come to light, we enclose a full summary of the impacts on the consolidated statements. In particular with respect to the impacts of the transactions described in paragraph 4 a), the company has decided to set aside a sum of around €11 million for improperly deducted VAT and €1 million for penalties.

4. b)

The advisors who carried out the documentary investigation found no further significant anomalies.

1.

On the possible further liabilities besides the tax risks already described, we would make the following statement. Without prejudicing Telecom Italia Sparkle's defence which it will pursue with maximum vigour to demonstrate its lack of involvement in the alleged offences, in the event of a conviction under Leg. Dec. 231/2001, Telecom Italia Sparkle could be subject to a fine (of a relatively small amount) and eventual disqualifications. In such event the law may also seize any proceeds from the alleged offences which, as currently formulated by the DPP, would amount to around €72 million (which in the case in question would be covered by guarantee – see  Note 29 of the Annual Report on Operations at 31 December 2009).

ATTACHMENTS – DETAILS

TOTAL IMPACTS
(Euro mln.)	2005	2006	2007	2008	2009	Total

Total Adjustment Operating income and earnings	(323)	(754)	(168)	0	0	(1,245)
Adjustment Purchases of materials and services	311	707	155	0	0	1,173
Other operating costs (provisions)	(77)	(256)	(70)			(403)
Risk Provisions for improperly deducted VAT	(60)	(195)	(54)	0	0	(309)
Risk Provisions for penalties	(17)	(61)	(16)	0	0	(94)

Effect on EBITDA and EBIT	(89)	(303)	(83)	0	0	(475)

Financial charges (Provision for interest)	0	(4)	(8)	(10)	(10)	(32)

Effect on Pre-tax income	(89)	(307)	(91)	(10)	(10)	(507)
Effect on Net income	(89)	(307)	(91)	(10)	(10)	(507)

Effect on Net worth	(89)	(396)	(487)	(497)	(507)
Effect on Risks and charges reserve	89	396	487	497	507

of which: Provisions and Charges linked to the Documentary Investigation
(Euro mln.)	2005	2006	2007	2008	2009	Total

Total Adjustment Operating income and earnings	(47)	(3)	(2)	0	0	(52)
Reversal of Costs	47	3	2	0	0	52
Other operating costs (provisions)	(11)	(1)	0			(12)
Risk Provisions for improperly deducted VAT	(10)	(1)	0	0	0	(11)
Risk Provisions for penalties	(1)	0	0	0	0	(1)

Effect on EBITDA and EBIT	(11)	(1)	0	0	0	(12)

Financial charges - Risk Provisions	0	(2)	0	0	0	(2)

Effect on Pre-tax income	(11)	(3)	0	0	0	(14)
Effect on Net income	(11)	(3)	0	0	0	(14)

Effect on Net worth	(11)	(14)	(14)	(14)	(14)
Effect on Risks and charges reserve	11	14	14	14	14

of which: Provisions and Charges linked to Court Order of 23 February 2010
(Euro mln.)	2005	2006	2007	2008	2009	Total

Total Adjustment Operating income and earnings	(276)	(751)	(166)	0	0	(1,193)
Reversal of Costs	264	704	153	0	0	1,121
Other operating costs (provisions)	(66)	(255)	(70)	0	0	(391)
Risk Provisions for improperly deducted VAT	(50)	(194)	(54)	0	0	(298)
Risk Provisions for penalties	(16)	(61)	(16)			(93)

Effect on EBITDA and EBIT	(78)	(302)	(83)	0	0	(463)

Financial charges - Risk Provisions	0	(2)	(8)	(10)	(10)	(30)

Effect on Pre-tax income	(78)	(304)	(91)	(10)	(10)	(493)
Effect on Net income	(78)	(304)	(91)	(10)	(10)	(493)

Effect on Net worth	(78)	(382)	(473)	(483)	(493)
Effect on Risks and charges reserve	78	382	473	483	493

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 http://www.telecomitalia.it/investor_relations

CURRICULUM VITAE

Mauro Sentinelli

Born in Rome (Italy) in 1947

Degree in Electronic Engineering – Rome University (1st Class Hons)

Master’s Degree specializing in Telecommunications – Turin Polytechnic  (1st Class Hons)

MBA CEDEP-INSEAD (Fontainebleau, France)

Short MBA from Kellogg University (Chicago, USA)

*********

In 1974 he joined SIP (now Telecom Italia).

1980 Member of the IEC (International Electrotechnical Commission) and CEPT   (Conference Europeenne des Postes et Telecommunications).

In 1983 he became founder member of Global System for Mobile Communication (GSM).

Chairman of the sub-Committee for the choice of the GSM system.

In 1991 he became Director of Marketing and Planning in the Mobile Division of SIP (now Telecom Italia).

In 1992 he was appointed Chairman of ETNO (European Telecommunications Network Operators) for the mobile systems.

In 1994 he was appointed Deputy Managing Director of Telecom Italia’s Mobile Division.

In 1996 he designed and launched the prepaid “TIMcard” service for which he receives the Outstanding Marketing Award from the GSM MoU Association.

In May 1997 he left TIM for an experience in the U.S. and in July 1999 he returned to TIM as Group Managing Director.

In January 2000 he received the 1999 Man of the Year Marketing Award.

In February 2002 he received the “Roll of Honour for Lifetime Achievement Award” from the GSM Association.

In April 2002 he was appointed member of the TIM Board of Directors.

In February 2003 he was elected Deputy Chairman of the GSM Association.

In December 2004 and 2005 he was re-elected Deputy Chairman of the GSM Association for the period 2005-2006 and 2006-2008.

In January 2005 he stepped down as Managing Director of TIM and left the Telecom Italia Group.

In 2008 he became Affiliate Member of the University of California (UCLA), Los Angeles.

He was appointed Member of the Board of GSMA Ltd, the industrial arm of the GSM Association.

********

He was awarded by the Presidency of the Italian Republic:

1999  Cavaliere della Repubblica

2002  Commendatore della Repubblica

2006  Grand’Ufficiale della Repubblica

April 2010

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2010-2012 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 29th, 2010

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager